UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 5, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm - Board Changes

Brisbane, AUSTRALIA – 3 July 2006: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX). Defence technology company Metal Storm
Limited today announced the following Board Changes:-

Appointment of Mr John Nicholls

Mr John Nicholls has agreed to join the Board as a non-Executive Director immediately after the Prospectus for the previously announced capital raise is issued.  Metal Storm advised the market on 8 May 2006 that it had signed a preliminary agreement with Harmony Capital Partners Pte Limited (Harmony) of
Singapore to facilitate a Renounceable Rights Issue of $27.5 million in unsecured Convertible Notes with attaching Options.  As the Prospectus is expected to be issued on 14 July 2006, Mr Nicholls’ appointment will be confirmed soon after that date.

Mr Nicholls holds Bachelor of Commerce and Master of Business Administration
degrees from the University of New South Wales.  He is currently a non-executive director of a number of companies in Australia and Asia, including Harmony.

Mr Nicholls has had extensive experience with start-up and established companies, listed and unlisted, as CEO or a non-executive director. These companies, some established by himself, have been engaged in a wide range of activities including manufacturing, distribution, trading and merchant banking and were located in Japan, China, Hong Kong, Taiwan, Malaysia, Singapore,
Indonesia, USA, Nigeria and Australia.

From 1967 to 1997, Mr Nicholls was a resident of various Asian countries. In late 1997, Mr Nicholls returned to Australia and since 1999 he has held non-executive directorships and advisory roles.

Executive Chairman Mr Terry O’Dwyer said “Mr Nicholls’ extensive experience in a wide range of local and international companies will further complement the
Board’s existing skills base. John’s experience will be invaluable as the
Company continues its focus on the commercialisation of its technology”.

Retirement of Dr Daniel L Alspach

Dr Dan Alspach has retired from the Boards of Metal Storm Limited and Metal
Storm Inc. with effect from 1 July 2006. Over the three years since his appointment Dr Alspach has made a valuable contribution to the company through his considerable experience as a US defence contractor and his guidance on commercial issues. The board and management of Metal Storm express their gratitude to Dr Alspach and wish him well in his retirement.

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

www.metalstorm.com

Company Contact:
Australia
Jim MacDonald – Chief Financial Officer - Ph: +61 (0) 7 3221 9733
US
Peter Faulkner - SVP US Operations - Ph: +1 703 248 8218

About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

About Harmony Capital Pte Limited
Harmony Capital Partners is a Singapore-based fund management company which manages a US$500m capacity Fund.  The primary strategy of Harmony is to invest in special situations in Asia including Australia and New Zealand.  The principals of Harmony, Suresh Withana and John Nicholls, are very familiar with the investment environment in Australia, particularly in the turnaround space with experience in a number of industry sectors.  Harmony has a number of large investors in its fund including a cornerstone investor with a significant capital base providing it with the capability to execute investments ranging from US$5 million to US$50 million in size.

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: 07/05/2006	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary